

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2010

Patrick R. Gruber, Ph.D., Chief Executive Officer
Gevo, Inc.
345 Inverness Drive South, Building C, Suite 310
Englewood, CO 80112

> **Re: Gevo, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 1, 2010**
> **File No. 333-168792**

Dear Dr. Gruber:

We have reviewed your registration statement and response letter filed October 1, 2010 and have the following comments.

Conventions that apply to this prospectus, page i

1. We note that you have presented market data derived from data generated by SRI, CMAI, the EIA, the IEA, the RFA, MPI and Nexant. Please advise to tell us whether you commissioned these publications, surveys and forecasts. If any of these publications, surveys and forecasts are not publicly available for no or nominal fee or if you commissioned them, either identify these parties as experts and file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

Management's Discussion and Analysis, page 62

Critical Accounting Policies and Estimates, page 68

2. We have read your response and revision to comment 19 in our letter dated September 8, 2010. You state that the results of your undiscounted cash flow analysis indicate that the sum of the undiscounted cash flows is substantially in excess of the book value of the property, plant and equipment. Please revise your disclosure to explain the unique nature of the property, plant and equipment, the related proprietary processes and/or techniques that utilize said property, plant or equipment, operating commitments or agreements entered into, or any other factor(s) you deem relevant such that a reader can better understand your conclusion that these assets will provide future cash flows in excess of their book values.

Our Production Technology Platform, page 99

3.   We note your response to comment 27 in our letter dated September 8, 2010. Please identify these parties under the "Experts" section on page 187 and have ICM, Inc. and DNV Columbus, Inc. file new consents in which they also consent to the disclosure of their names under the "Experts" section of the prospectus.

Gevo, Inc. Consolidated Financial Statements

1. Nature of Business and Significant Accounting Policies, page F-9

4.   We have read your response to comment 31 in our letter dated September 8, 2010. Based on your response, it is not clear whom your R&D activities benefit, or to what they specifically relate. Please tell us the nature and results of these R&D activities performed pursuant to your government research grants and cooperative agreements and whether they are being performed for the benefit of any third parties. We may have further comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

        You may contact Jennifer Do, Staff Accountant at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or me at (202) 551-3397 with any other questions.

                                        Sincerely,

                                        Pamela Long
                                        Assistant Director

cc: Teri O'Brien, Esq. (*via facsimile at* (858) 458-3005)
        Paul, Hastings, Janofsky & Walker LLP
        4747 Executive Drive
        12th Floor
        San Diego, CA 92121